UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             FLEXWEIGHT CORPORATION
                             ----------------------
                                (Name of Issuer)


                          Common Stock, par value $0.10
                          -----------------------------
                         (Title of Class of Securities)


                                   339385 20 5
                                   -----------
                                   (CUSIP NO.)


Walter Sanders 915 North Wells Wendover, Nevada, 89883 (702) 664-3484 (Name, address and telephone number of person authorized to receive notices and communications)


                                   May 1, 1998
                                   -----------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

                                  SCHEDULE 13D

CUSIP No. 339385-20-5                                          Page 2 of 4 Pages

________________________________________________________________________________

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Walter Sanders
________________________________________________________________________________

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP     (A)  ( )
                                                                        (B)  ( )
________________________________________________________________________________

3)       SEC USE ONLY
________________________________________________________________________________

4)       SOURCE OF FUNDS
         OO
________________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). [ ]
________________________________________________________________________________

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Wendover, Nevada
________________________________________________________________________________

                           7)       SOLE VOTING POWER         2,000,000
NUMBER OF                  _____________________________________________________
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER                - 0 -
OWNED BY                   _____________________________________________________
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER             2,000,000
PERSON WITH                _____________________________________________________

                           10)      SHARED DISPOSITIVE POWER           - 0 -
________________________________________________________________________________

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,000,000
________________________________________________________________________________

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
________________________________________________________________________________

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.81%
________________________________________________________________________________

14)      TYPE OF REPORTING PERSON
         Individual

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.10 per share, of Flexweight Corporation ("Common Stock"). Flexweight Corporation is a Kansas corporation with principal executive offices at 915 North Wells, Wendover, Nevada 89883. ("Issuer").

Item 2.  Identity and Background

(a)      This statement is filed by Walter Sanders.

(b) The principal address for Walter Sanders is 915 North Wells, Wendover, Nevada 89883.

(c) Walter Sanders is presently President of Flexweight Corporation and the mayor of Wendover, Nevada.

(d) Walter Sanders has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Walter Sanders, has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On May 1, 1998, Walter Sanders received 2,000,000 shares of common stock of the Issuer pursuant to a Reorganization Agreement filed whereby Mr. Sanders exchanged 2,000,000 shares of $.001 par value common stock of Oasis Hotel, Resort & Casino -III, Inc. ("Oasis")


Item 4.  Purpose of Transaction

The purpose of the transaction was to consummate a reverse merger pursuant to a Reorganization Agreement signed May 1, 1998 (the "Reorganization"). Pursuant to the Reorganization the Issuer issued a total 3,010,000 shares of its common stock to its wholly owned subsidiary Flex Holdings, Inc. ("Flex") to effect a merger between Oasis and Flex. The shareholders of Oasis received one share of the Issuer for one share of Oasis. The board of directors and officers of the Issuer resigned and appointed Walter Sanders as a director and president and Charles Longson as a director and vice president. Both Mr. Sanders and Mr. Longson also comprise the board of directors and officers of Oasis. (For more information on this transaction see "Item. 5 Other Information" on the Issuer's Form 8-K filed May 31, 1998. The Issuer's Form 8-K filed May 1, 1998, is hereby incorporated by this reference into this Form 13D.)

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Sanders is 2,000,000 shares or 25.81% of the Issuers issued and outstanding shares as of September 14, 1998, reported to be 7,747,987 by the Issuer's transfer agent.

(b) Mr. Sanders has the sole power to vote or direct the vote and to dispose or direct the disposition of the 2,000,000 shares. He does not share his right to vote or direct the vote or dispose or direct the disposition of the 2,000,000 shares.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


There are no current contracts, arrangements, understandings, or relationships with respect to the securities of the issuer that will result in any issuance to the reporting individual.


Item 7.  Material to Be Filed as Exhibits.

Reorganization Agreement between the Issuer and Oasis Hotel , Resort & Casino -III, Inc. dated May 1, 1998.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: September 17, 1998                                      /s/ Walter Sanders
                                                              ------------------
                                                              Walter Sanders


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).